Exhibit 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                                DIVERSIFAX, INC.

It is hereby certified that:

      1. The name of the corporation (hereinafter called the "Corporation") is Diversifax, Inc.

      2. The certificate of incorporation of the Corporation is hereby amended by striking out Article 4 thereof and by substituting in lieu of said Article the following new Article:

      "4. The total number of shares of all classes of stock which the corporation shall have authority to issue is Seventy-One Million (71,000,000) which are divided into Seventy Million (70,000,000) shares of Common Stock, par value $.001 per share and One Million (1,000,000) shares of Open Stock, par value $.001 per share.

      On the effective date (the "Effective Date") of this Certificate of Amendment, all outstanding shares of Common Stock of the corporation shall be automatically combined at the rate of one-for-one-hundred (1-for-100) (the "Reverse Split") without the necessity of any further action on the part of the holders thereof or the corporation, provided, however, that the corporation shall, through its transfer agent, exchange certificates representing Common Stock outstanding immediately prior to the Reverse Split (the "Existing Common") into new certificates representing the appropriate number of shares of Common Stock resulting from the combination ("New Common"). No fractional shares, but only whole shares of New Common, shall be issued to any holder of fewer than one hundred (100) shares or any number of shares which, when divided by one hundred (100), does not result in a whole number. Immediately after the effectiveness of the Reverse Split, the total number of shares of Common Stock the Company is authorized to issue shall be increased to Seventy Million (70,000,000).

      Share of Open Stock may be issued from time to time in one or more classes or one or more series within any class thereof, in any manner permitted by law, as determined from time to time by the board of directors and state in the resolution or resolutions providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it, each class or series to be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number, designation or title. All shares of stock in such classes or series may be issued for such consideration and have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, permitted by law, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such shares adopted by the board of directors pursuant to authority hereby vested in it. The number of shares of stock of any series, as set forth in such resolution or resolutions, may be increased (but not above the total number of authorized shares by resolutions adopted by the board of directors pursuant to authority hereby vested in it."

      3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

      4. The effective date of the amendment of the Certificate of Incorporation herein certified shall be October 23, 2006.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation of the Corporation this 6th day of October 2006.

                                                 /s/ Juxiang Yu
                                                 -------------------------------
                                                 Name: Juxiang Yu


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